                              FINANCIAL HIGHLIGHTS


                                                                                                May 31,
                                                         --------------------------------------------------------------------------
(in thousands, except per share information)               1995             1994            1993            1992             1991
- -----------------------------------------------------------------------------------------------------------------------------------

Revenues                                                 $121,354         $111,458        $102,656        $102,022         $102,388
Costs of revenues and depreciation                         57,759           56,190          53,595          54,093           54,584
Selling, administrative and general expenses               36,907           33,902          34,439          30,568           30,054
Interest                                                    2,457            1,870           2,136           3,075            5,435
                                                         --------------------------------------------------------------------------
Income before income taxes                                 24,231           19,496          12,486          14,286           12,315
Income taxes                                                9,667            7,896           4,994           5,714            4,926
                                                         --------------------------------------------------------------------------
Income before cumulative effect of accounting change       14,564           11,600           7,492           8,572            7,389
Cumulative effect of change in accounting for
   income taxes                                                --               --           2,591              --               --
                                                         --------------------------------------------------------------------------
Net income                                               $ 14,564         $ 11,600        $ 10,083        $  8,572         $  7,389
                                                         --------------------------------------------------------------------------

Earnings per common and common equivalent share:
   Income before cumulative effect of accounting change  $   1.20         $   0.97        $   0.57        $   0.61         $   0.52
   Cumulative effect of change in accounting for
      income taxes                                             --               --            0.19              --               --
                                                         --------------------------------------------------------------------------
   Net income                                            $   1.20         $   0.97        $   0.76        $   0.61         $   0.52
                                                         --------------------------------------------------------------------------
Average common and common equivalent
   shares outstanding                                      12,157           12,008          13,259          13,980           14,170
                                                         --------------------------------------------------------------------------
Total assets                                             $162,909         $135,048        $142,076        $144,441         $150,783
                                                         --------------------------------------------------------------------------
Bank borrowings                                          $ 36,100         $ 25,900        $ 38,900        $ 31,100         $ 42,900
                                                         --------------------------------------------------------------------------
10% subordinated debentures                                    --               --        $  5,192        $  5,710         $  6,007
                                                         --------------------------------------------------------------------------
Shareholders' equity                                     $ 92,188         $ 77,532        $ 65,822        $ 68,101         $ 61,993
                                                         --------------------------------------------------------------------------
Shareholders' equity per common and common
   equivalent share                                      $   7.52         $   6.41        $   5.54        $   4.91         $   4.40
                                                         ==========================================================================

                                                        Electro Rent Corporation
- --------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
                       OF OPERATIONS


Liquidity and Capital Resources

The Company's business is capital intensive, with substantial capital expenditures required to maintain the equipment pool. Electro Rent's rental and lease equipment portfolio totaled $227,816,000, at acquisition cost, at May 31, 1995 as compared with $200,514,000 at May 31, 1994. The increase in rental and lease equipment primarily resulted from the purchase of Genstar Rental Electronics, Inc. on September 30, 1994, and increased purchases, offset by the retirement of fully depreciated and obsolete equipment totalling $11,300,000 during fiscal 1995 as compared with retirements of $16,700,000 in the prior year. The Company was able to increase purchases of computers and test equipment while at the same time improving equipment management, resulting in increased equipment utilization. During the three years ended May 31, 1995, the Company purchased $139,579,000 and disposed of $136,411,000 of equipment at original cost, resulting in a net increase of $3,168,000 for the three-year period. The Company has three principal sources of liquidity: cash flows provided by operating activities, proceeds from the sale of equipment from its portfolio, and external funds, historically provided by bank borrowings. As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company's operations.

                                                                                                      Three years ended
(in thousands)                                                          1993       1994        1995        May 31, 1995
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities(1)                              $35,283    $34,452     $46,746           $116,481
Proceeds from sale of equipment                                       19,219     24,702      18,622             62,543
Equipment purchases                                                  (49,089)   (36,437)    (54,053)          (139,579)
Net increase (decrease) in bank borrowings(2)                          7,800    (13,000)     (4,653)            (9,853)
Net increase (decrease) in equipment portfolio at acquisition cost    (1,826)   (22,308)     27,302              3,168



(1)For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.
(2)Excludes Genstar debt assumed at acquisition.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 128% of the funds required for equipment purchased during the three-year period. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent's portfolio. Historically, when Electro Rent has experienced a higher rate of rental growth, its dependence on external sources of capital has increased. Conversely, when its growth has slowed, it has become less dependent on such sources. Fiscal years 1995 and 1994 mark a significant change from the traditional pattern as rental growth occurred with a decrease in bank borrowings. Successful equipment management techniques have allowed greater utilization of equipment and enabled the Company to increase rentals without a proportional increase in the equipment pool. Management believes that cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 2 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company's operations for the foreseeable future. Additionally, the Company believes that it currently has low leverage ratios for a firm in the rental and leasing business and, if necessary, additional credit could be obtained to finance growth. For example, the Genstar acquisition price of $23.2 million, including assumed debt of $14.9 million, was financed from available short-term borrowings.

The market for traditional test and measurement equipment which had declined for several years increased modestly in fiscal 1995 and 1994. Market improvement and consolidation in the rental industry have enabled the Company to increase both total volume and market share. As a result, expenditures for this type of equipment are expected to increase. With the anticipated continued growth in rentals of personal computers and workstations, the Company is projecting purchases of this equipment to increase. As a result, total expenditures for rental equipment are likely to continue at the high level set in fiscal 1995. In spite of increased purchasing projections, bank borrowings are likely to decline.

In connection with its 15% interest in the Nippon Electro Rent (NER) joint venture, the Company has guaranteed bank debt of NER. Because of declining economic conditions and competitive pressures in Japan, NER experienced operating losses through the first half of fiscal 1994.

In response, NER implemented significant revenue enhancement, cost containment and debt reduction programs, and has placed greater emphasis on equipment sales. As a result, NER operated profitably in the last half of fiscal 1994 and in fiscal 1995. In accordance with a negotiated schedule, the Company's loan guarantee was reduced from 450 million yen to 300 million yen on July 1, 1995, and further reductions to 200 million yen and 100 million yen will take place on July 1, 1996 and July 1, 1997, respectively.

Inflation generally has favorably influenced the Company's results of operations by enhancing the sale prices of its used equipment. Lower inflation rates and newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative prices for used electronic equipment, with a negative impact on margins and earnings. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and workstations have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company's earnings.

Fiscal 1995 Compared with Fiscal 1994

Total revenues for the year ended May 31, 1995 increased by 9% from $111,458,000 to $121,354,000 with improvements in rentals and leases partially offset by a decline in sales. Rental revenues increased by 19% as a result of the Genstar acquisition on September 30, 1994, continued expansion of personal computer and workstation rentals and modest increases in traditional test and measurement equipment rentals. The winding down of a major leasing program created unusually high sales activity in fiscal 1994, which, when combined with a current strategy of keeping equipment longer in the rental pool, resulted in a 25% decrease in sales revenues from fiscal 1994. Test and measurement equipment has generally held its value in the used equipment market much more than personal computers and workstations. Lease revenues increased by 21% as compared to last year primarily due to increased personal computer operating leases with large companies desiring flexibility in responding to obsolescence risk.

Depreciation increased by 16% primarily as a result of the Genstar acquisition. Costs of revenues other than depreciation decreased by 15% as a result of the decreased sales volume. Selling, administrative and general expenses increased by 9% primarily due to the Genstar acquisition. Interest expense increased by 31% due to the increase in bank borrowings related to the Genstar acquisition and an increase in short-term interest rates. As a result of the foregoing, net income increased by 26%.

Excluding the effects of Genstar, improvements in rental revenues were primarily due to increased demand for personal computers and workstations. As a result, management has placed greater emphasis and has made increased investment in these product segments. The Company's financial strength provides a solid basis to take advantage of other growth opportunities as they arise.

Fiscal 1994 Compared with Fiscal 1993

Total revenues for the year ended May 31, 1994 increased by 8.6% from $102,656,000 to $111,458,000 with improvements in rentals and sales offset by a decline in leases. Rental revenues increased by 12% with the continued expansion of personal computer and workstation rentals and modest increases in traditional test and measurement equipment rentals. Resolution of a dispute with TRW and improvements in test and measurement equipment sales, including sale-type leases, resulted in a 29% increase in sales revenues from fiscal 1993. Test and measurement equipment has generally held its value in the used equipment market much more than personal computers and workstations. Lease revenues declined by 29% as compared to last year primarily due to decreased equipment requirements at TRW. However, this decline was partially offset by increased lease business with other customers. Depreciation decreased by 4% as a result of the decline in the equipment pool. Costs of revenues other than depreciation increased by 21% as a result of the increased sales volume and parts expense related to the purchase of computer memory products. Selling, administrative and general expenses, excluding one-time charges of $1,894,000 recorded in the prior year, increased by 4% primarily due to incentive compensation and freight expenses related to the 8.6% increase in revenues. Interest expense declined by 12% due to the decrease in bank borrowings, partially offset by an increase in short-term interest rates. As a result of the foregoing, net income increased by 15%.

                                                        Electro Rent Corporation
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                                           Year Ended May 31,
                                                                  ----------------------------------
(in thousands, except per share information)                        1995         1994         1993
- ----------------------------------------------------------------------------------------------------
Revenues:
   Rentals and leases                                             $100,467     $ 84,751     $ 79,930
   Sales of equipment and other revenues                            20,887       26,707       22,726
                                                                  ----------------------------------
      Total revenues                                               121,354      111,458      102,656
                                                                  ----------------------------------

Costs and expenses:
   Depreciation of equipment                                        37,228       32,149       33,660
   Costs of revenues other than depreciation                        20,531       24,041       19,935
   Selling, administrative and general expenses                     36,907       33,902       34,439
   Interest                                                          2,457        1,870        2,136
                                                                  ----------------------------------
      Total costs and expenses                                      97,123       91,962       90,170
                                                                  ----------------------------------

Income before income taxes                                          24,231       19,496       12,486
Income taxes                                                         9,667        7,896        4,994
                                                                  ----------------------------------
Income before cumulative effect of accounting change                14,564       11,600        7,492
Cumulative effect of change in accounting for income taxes              --           --        2,591
                                                                  ----------------------------------
Net income                                                        $ 14,564     $ 11,600     $ 10,083
                                                                  ==================================

Earnings per common and common equivalent share:
   Income before cumulative effect of accounting change           $   1.20     $   0.97     $   0.57
   Cumulative effect of change in accounting for income taxes           --           --         0.19
                                                                  ----------------------------------
   Net income                                                     $   1.20     $   0.97     $   0.76
                                                                  ==================================


The accompanying notes are an integral part of these consolidated financial statements.

                                                        Electro Rent Corporation
- --------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

                                                                                                   May 31,
                                                                                            ---------------------
(in thousands, except share information)                                                      1995         1994
- -----------------------------------------------------------------------------------------------------------------
Assets
   Cash                                                                                     $    432     $  1,613
   Accounts receivable, net of allowance for doubtful accounts of $1,240 and $1,140           17,600       15,338
   Rental and lease equipment, net of accumulated depreciation of $109,624 and $104,536      118,192       95,978
   Other property, net of accumulated depreciation of $5,121 and $5,119                       18,703       18,649
   Other                                                                                       7,982        3,470
                                                                                            ---------------------
                                                                                            $162,909     $135,048
                                                                                            =====================

Liabilities and Shareholders' Equity
Liabilities:
   Bank borrowings                                                                          $ 36,100     $ 25,900
   Accounts payable                                                                           12,302       11,703
   Accrued expenses                                                                           10,342        6,986
   Deferred income taxes                                                                      11,977       12,927
                                                                                            ---------------------
      Total liabilities                                                                       70,721       57,516
                                                                                            ---------------------

Commitments and contingencies
Shareholders' equity:
   Preferred stock, $1 par-- shares authorized 1,000,000; none issued                             --           --
   Common stock, no par -- shares authorized 20,000,000; issued and outstanding:
      1995-- 11,773,801; 1994-- 11,763,208                                                     8,597        8,553
   Retained earnings                                                                          83,543       68,979
   Cumulative translation adjustment                                                              48           --
                                                                                            ---------------------
      Total shareholders' equity                                                              92,188       77,532
                                                                                            ---------------------
                                                                                            $162,909     $135,048
                                                                                            =====================



The accompanying notes are an integral part of these consolidated financial statements.

                                                        Electro Rent Corporation
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           Three years ended May 31, 1995
                                                  ------------------------------------------------
                                                      Common Stock
                                                  --------------------                 Cumulative
                                                    Number                  Retained   Translation
(in thousands)                                    of Shares     Amount      Earnings   Adjustment
- --------------------------------------------------------------------------------------------------
Balance, May 31, 1992                              13,630      $ 9,450      $ 58,651      $--
   Exercise of stock options                           88          392            --       --
   Repurchase of common stock                      (1,976)      (1,405)      (11,349)      --
   Net income for the year ended May 31, 1993          --           --        10,083       --
                                                   ------------------------------------------
Balance, May 31, 1993                              11,742        8,437        57,385       --
   Exercise of stock options                           22          117            --       --
   Repurchase of common stock                          (1)          (1)           (6)      --
   Net income for the year ended May 31, 1994          --           --        11,600       --
                                                   ------------------------------------------
Balance, May 31, 1994                              11,763        8,553        68,979       --
   Exercise of stock options                           11           44            --       --
   Net income for the year ended May 31, 1995          --           --        14,564       --
   Translation adjustment                              --           --            --       48
                                                   ------------------------------------------
Balance, May 31, 1995                              11,774      $ 8,597      $ 83,543      $48
                                                   ==========================================


The accompanying notes are an integral part of these consolidated financial statements.

                                                        Electro Rent Corporation
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Year Ended May 31,
                                                                             ------------------------------------
(in thousands)                                                                 1995          1994         1993
- -----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                $ 14,564      $ 11,600      $ 10,083
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                            38,740        33,424        35,106
      Loss on abandonment of other property                                        --            --           502
      Provision for losses on accounts receivable                                 244           363           338
      Gain on sale of equipment                                                (5,373)       (6,315)       (4,113)
      Change in operating assets and liabilities:
         (Increase) decrease in accounts receivable                             1,169        (1,919)       (1,196)
         (Increase) decrease in other assets                                     (431)          125          (209)
         Increase (decrease) in accounts payable                               (1,845)          540          (565)
         Decrease in deferred income taxes                                     (1,010)       (2,949)       (4,456)
         Increase (decrease) in accrued expenses                                  688          (417)         (207)
                                                                             ------------------------------------
            Net cash provided by operating activities                          46,746        34,452        35,283
                                                                             ------------------------------------

Cash flows from investing activities:
   Proceeds from sale of equipment                                             18,622        24,702        19,219
   Payments for purchase of rental and lease equipment                        (54,053)      (36,437)      (49,089)
   Payments for purchase of Genstar, net of cash acquired                      (7,145)           --            --
   Payments for purchase of other property                                       (790)       (4,143)         (403)
                                                                             ------------------------------------
            Net cash used in investing activities                             (43,366)      (15,878)      (30,273)
                                                                             ------------------------------------

Cash flows from financing activities:
   Increase (decrease) in bank borrowings                                      (4,653)      (13,000)        7,800
   Payments for retirement of subordinated debentures                              --        (5,192)         (518)
   Proceeds from issuance of common stock                                          44           117           392
   Payments for repurchase of common stock                                         --            (7)      (12,754)
                                                                             ------------------------------------
            Net cash used in financing activities                              (4,609)      (18,082)       (5,080)
                                                                             ------------------------------------
Effect of exchange rate on cash                                                    48            --            --
                                                                             ------------------------------------
Net increase (decrease) in cash                                                (1,181)          492           (70)
Cash at beginning of year                                                       1,613         1,121         1,191
                                                                             ------------------------------------
Cash at end of year                                                          $    432      $  1,613      $  1,121
                                                                             ====================================


The accompanying notes are an integral part of these consolidated financial statements.

                                                        Electro Rent Corporation
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Business and Organization:

Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, workstations, personal computers and data communication equipment purchased from leading manufacturers. Another aspect of the Company's business is the sale of equipment after its utilization for rental or lease. The Company's customers are primarily located in the United States and operate in various industry segments with a significant portion of its business conducted with companies that operate in the space and defense industries. During fiscal 1995 and 1994 no customer accounted for more than 10% of total revenues, while in 1993 one customer accounted for 14% total revenues.

Basis of Presentation:

The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. Certain reclassifications have been made to make information comparable between years.

Rental and Lease Equipment and Other Property:

Assets are stated at cost. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. During the fourth quarter of fiscal 1993, the Company converted its operations from Prime Inc. computers to Sun Microsystems Inc. workstations. Losses of $502,000 were recognized in abandoning the Prime computers.

Software Development Costs:

Software development costs are capitalized and amortized over five years, beginning on the date of software implementation. In fiscal 1993 the Company recognized additional expenses of $423,000 in connection with abandoning elements of its developed software. Capitalized software development costs of $62,000 and $344,000 are included in other assets net of accumulated amortization of $1,346,000 and $1,064,000 at May 31, 1995 and 1994,
respectively.

Capital Leases:

The Company has certain customer leases providing bargain purchase options, which are accounted for as sale-type leases. At May 31, 1995 and 1994 investment in sale-type leases of $1,176,000 and $1,376,000 net of deferred interest of $77,000 and $93,000 is included in other assets. Interest income is recognized over the life of the lease using the interest method.

Depreciation:

Depreciation of rental and lease equipment and other property is computed by the straight-line method over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment, over three to six years depending on the type of equipment.

Net Income Per Common and Common Equivalent Share:

Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding of 12,156,857 in 1995, 12,007,950 in 1994 and 13,259,216 in 1993. Prior years' average shares have been restated to give effect to the three-for-two stock split effected in the form of a 50% stock dividend payable on August 18, 1995 to shareholders of record on July 31, 1995.

Cash Flow:

Supplemental disclosures of cash paid during the year for:

(in thousands)                          1995              1994             1993
- --------------------------------------------------------------------------------
Interest                               $2,364           $ 1,985           $2,149
Income taxes                            9,786            12,163            7,964

Supplemental schedule of non-cash investing and financing activities:

The Company acquired equipment of $10,143,000, $9,763,000 and $7,483,000 at May 31, 1995, 1994 and 1993, respectively, which was paid for during the subsequent year.

Note 2: Borrowings

The Company's financing agreement provides for a $54,000,000 unsecured line of credit. Unless renewed, the line of credit converts to a term loan on November 15, 1995, payable in 18 quarterly installments including interest, commencing February 15, 1996. There were no outstanding balances under this committed facility at May 31, 1995 and May 31, 1994. The agreement provides for commitment fees, which totalled $159,000 in 1995 and $150,000 in 1994, based on the unused balance. The agreement also includes requirements regarding the financial position of the Company, including minimum tangible net worth, debt coverage ratios, limitations on the payment of dividends and debt-to-equity ratios. The Company was in compliance with these covenants at May 31, 1995.

The Company has established additional unsecured borrowing arrangements with various banks totalling $62,000,000. These uncommitted arrangements can be withdrawn by the lenders at any time, at their option. There was $36,100,000 outstanding under these arrangements at May 31, 1995, with maturities ranging from 1 to 27 days and at varying interest rates depending on the bank and term. Weighted average interest rates under these unsecured lines were 6.57% at May 31, 1995 and 4.4% at May 31, 1994. Weighted average borrowings for the years ended May 31, 1995 and 1994 were $36,899,000 and $30,326,000 with average interest rates of 6.7% and 3.6%, respectively.

Debentures:

Subordinated debentures totalling $5,192,000, and bearing interest at 10%, matured on April 1, 1994. Funds for the retirement were provided from uncommitted short-term bank borrowings.

Note 3: Income Taxes

Income taxes consist of the following:

(in thousands)                          1995             1994             1993
- --------------------------------------------------------------------------------
Currently payable
   Federal                            $ 8,602          $ 8,895          $ 5,610
   State                                2,075            1,950            1,249

Deferred
   Federal                             (1,000)          (2,689)          (1,677)
   State                                  (10)            (260)            (188)
                                      -----------------------------------------
                                      $ 9,667          $ 7,896          $ 4,994
                                      =========================================

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                                 1995         1994        1993
- --------------------------------------------------------------------------------
Statutory federal rate                           35.0%        35.0%       34.0%
State taxes, net of federal benefit               5.5          5.5         5.6
Other-- net                                       (.5)           --        0.4
                                                 -----------------------------
Effective tax rate                               40.0%        40.5%       40.0%
                                                 =============================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 1995 and 1994 are as follows:

(in thousands)                                                        1995                1994
- ------------------------------------------------------------------------------------------------
Deferred tax assets:       Allowance for doubtful accounts         $    508             $    467
                           Net operating loss carryforwards           1,432                   --
                           Finance lease income                         369                  234
                           Other                                        149                  118
                                                                   -----------------------------
                              Total                                   2,458                  819
                                                                   -----------------------------
Deferred tax liabilities:  Accumulated depreciation                 (12,709)             (12,276)
                           Other                                     (1,726)              (1,470)
                                                                   -----------------------------
                              Total                                 (14,435)             (13,746)
                                                                   -----------------------------
                              Net deferred tax liabilities         $(11,977)            $(12,927)
                                                                   =============================

Net operating loss carryforwards for federal income tax reporting purposes approximate $4,090,000 at May 31, 1995 and are available for use against Genstar taxable income through 2006. Due to the restructuring of Genstar in December 1991, utilization of operating loss carryforwards is limited to $344,000 per year for federal income tax reporting purposes.

Effective June 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this accounting change on years prior to 1993 was a $2,591,000 reduction in the Company's deferred income tax liability as of May 31, 1992. The reduction resulted in an increase in net income of $2,591,000 or $ .19 per share for the year ended May 31, 1993.

Note 4: Rentals Under Noncancellable Operating Leases

In addition to short-term rentals, equipment is leased to customers under various operating leases that expire over the next three years. These leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term.

The Company's cost of equipment under operating leases at May 31, 1995, with remaining noncancellable lease terms of more than one year, is $12,510,000 before accumulated depreciation of $3,202,000 for a net book value of $9,308,000.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 1995 is as follows:

(in thousands)
- --------------------------------------------------------------------------------
1996                                                                     $ 5,884
1997                                                                       3,642
1998                                                                         509
                                                                         -------
                                                                         $10,035
                                                                         =======

Note 5: Other Property

Other property, at cost, consists of the following:

(in thousands)                                              1995          1994
- --------------------------------------------------------------------------------
Land                                                     $  6,017      $  6,017
Building                                                   13,987        13,328
Furniture and other equipment                               3,533         4,169
Leasehold improvements                                        287           254
                                                         ----------------------
                                                           23,824        23,768
Less-- accumulated depreciation and amortization           (5,121)       (5,119)
                                                         ----------------------
                                                         $ 18,703      $ 18,649
                                                         ======================

Note 6: Acquisition

On September 30, 1994, the Company purchased all of the outstanding stock of Genstar Rental Electronics, Inc. (Genstar), a privately-held company engaged in the business of renting, leasing and selling computers, workstations, and general purpose test and measurement equipment. The cash purchase price, based on Genstar's audited net worth at September 30, 1994, was $23.2 million, which included assumed debt of $14.9 million. Financing for the transaction was achieved through additional short-term borrowings under Electro Rent's existing line of credit.

The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Genstar have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition costs over net worth of $97,000. Such excess and acquired intangibles of $4.3 million are being amortized on a straight-line basis over twenty years. The following unaudited pro forma summary for the fiscal years ended May 31, 1995 and 1994, combines the consolidated results of operations of the respective fiscal years after giving effect to certain adjustments, including amortization of goodwill, depreciation charges, estimated changes in interest expense due to debt retirement and acquisition debt, and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the combination been in effect on the dates indicated, or which may occur in the future.

(in thousands, except per share data) (unaudited)             1995         1994
- ---------------------------------------------------------------------------------
Revenues                                                    $129,039     $134,611
Net income                                                  $ 14,177     $ 12,598
Earnings per common and common equivalent share             $   1.17     $   1.05
Average common and common equivalent shares outstanding       12,157       12,008

Note 7: Commitments

The Company leases certain equipment and facilities under various operating leases. Most of the lease agreements for facilities provide the Company with the option of renewing its lease at the end of the initial lease term, at the then fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands)                     Equipment        Facilities             Total
- --------------------------------------------------------------------------------
1996                                  $  184            $  522            $  706
1997                                     143               289               432
1998                                     100               187               287
1999                                      24               157               181
2000                                      --                21                21
                                      ------------------------------------------
                                      $  451            $1,176            $1,627
                                      ==========================================

Rent expense was $1,108,000, $992,000 and $950,000 in 1995, 1994 and 1993,
respectively.

The Company holds a 15% interest in Nippon Electro Rent (NER) which is accounted for using the cost method. In connection with this joint venture, the Company guaranteed up to 450 million yen at May 31, 1995, with scheduled reductions in the guarantee to 300 million yen, 200 million yen and 100 million yen at July 1, 1995, 1996 and 1997, respectively. The Company's guarantee of NER bank debt at May 31, 1995 and July 1, 1995 was $5,322,000 and $3,541,000 at the exchange rate in effect on those dates.

Note 8: Stock Option Plan

The Electro Rent Corporation 1990 Stock Option Plan authorizes the Board of Directors to grant options for not more than 708,750 shares of the Company's common stock. The plan provides for both incentive stock options, which may be granted only to employees, and nonstatutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Company's 1990 Stock Option Plan, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value at the date of grant. Options are exercisable at various dates over a ten-year period from the date of grant or five years in the case of an employee who is also a 10% stockholder. The following table summarizes certain information relative to options for common stock after adjustment for stock splits.

                                              1995         1994           1993
- --------------------------------------------------------------------------------
Options outstanding, beginning of year      811,125       818,382       663,692
   Granted                                       --        31,500       254,250
   Exercised                                (10,593)      (21,882)      (86,904)
   Forfeited                                (25,874)      (16,875)      (12,656)
                                        ---------------------------------------
Options outstanding, end of year            774,658       811,125       818,382
                                        =======================================

At the end of year:
   Prices of outstanding options        $3.85-$8.72   $3.85-$8.72   $3.85-$7.24
   Exercisable options                      551,908       416,813       278,100

Note 9: Savings Plan and Employee Stock Ownership Plan

The Company maintains a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $368,000, $386,000 and $343,000 were made for 1995, 1994 and 1993, respectively.

Note 10: Stock Repurchases

In October, 1990 the Board of Directors authorized the repurchase of 1,687,500 shares of the Company's common stock. In January, 1993 this authorization was superseded by a new authorization to repurchase 1,687,500 shares. The Company repurchased 547 shares in 1994 and 1,975,864 shares in 1993. As of May 31, 1995, 743,148 shares were available for repurchase.

Note 11: Quarterly Information (Unaudited)

Quarterly information is as follows:

                                                    Total        Income         Net      Income
(in thousands, except per share information)     Revenues  Before Taxes      Income   per share
- -----------------------------------------------------------------------------------------------
Fiscal Year 1995           First Quarter         $ 27,788      $  6,017     $ 3,550    $  0.29
                           Second Quarter          30,751         6,183       3,648       0.30
                           Third Quarter           30,253         5,256       3,100       0.26
                           Fourth Quarter          32,562         6,775       4,266       0.35
                                                 ---------------------------------------------
                                                 $121,354      $ 24,231     $14,564    $  1.20
                                                 =============================================

Fiscal Year 1994           First Quarter         $ 27,507      $  4,447     $ 2,646    $  0.22
                           Second Quarter          27,538         4,858       2,890       0.24
                           Third Quarter           27,790         4,830       2,884       0.24
                           Fourth Quarter          28,623         5,361       3,180       0.27
                                                 ---------------------------------------------
                                                 $111,458      $ 19,496     $11,600    $  0.97
                                                 =============================================

Report of Independent Public Accountants


To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California corporation) and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles.

As explained in Note 3 to the financial statements, effective June 1, 1992 the Company changed its method of accounting for income taxes.

Arthur Andersen LLP

Los Angeles, California

August 4, 1995


Capital Stock, Shareholders and Cash Dividend Information

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 772 shareholders of record at August 11, 1995. The following table sets forth, for the period shown the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ. Prices have been restated to reflect the three-for-two stock split distributed in February, 1994 and the three-for-two stock split to be distributed in August, 1995.

                                  Fiscal Year 1995            Fiscal Year 1994
                                 ------------------         -------------------
                                  High        Low            High         Low
- -------------------------------------------------------------------------------
First Quarter                   $10-3/8      $ 8-5/8       $ 7           $6-3/8
Second Quarter                   11-5/8        9-1/2         9            6-3/8
Third Quarter                    13           10-7/8        10            8-3/8
Fourth Quarter                   14-7/8       12             9-7/8        7-3/8